

03 AUG -1 AM 7:21

# DENTONIA RESOURCES LTD.

Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net

July 22, 2003

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549



03029019

SUPPL

Dear Sirs/Mesdames:

Re: New Release dated July 22, 2003

Enclosed is a copy of our News Release dated July 22, 2003 for your records.

Please call our office if you have any questions.



Yours truly,

DENTONIA RESOURCES LTD.



Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dlw 8/5



**DENTONIA RESOURCES LTD.**
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

July 22, 2003

TSX Venture: DTA
No. of Pages: 2

**NEWS RELEASE - UPDATE**

Dentonia Resources Ltd. (Dentonia) advises that it up-dated and re-activated its website at:

**www.dentonia.net**

The website is now limited to Dentonia's diamond exploration efforts and joint ventures at Lac de Gras and Pellatt Lake, NWT.

The website gives an overview of the exploration potential of these two exploration sites and anticipated exploration programs over the next 6 months.

The website also addresses the possibility of retesting the DO27, with a probable and possible pyroclastic reserve of 22,700,000 tonnes, and a diatreme reserve, with a 60% country rock dilution, of 8,800,000 tonnes, parts of which were bulk sampled in 1994 with disappointing results, i.e. 13,888 macro diamonds (greater than 1mm x 3mm) weighing 1,079 carats were recovered, generally of good quality but of low commercial value due to their small size.

The largest gem quality stone recovered, in the bulk sample, was 3.6 cts. and was then valued between US $400 - $800/ct, the largest industrial stone (bort) recovered was 9.8 cts. and valued at US $10/ct, the average price of all the diamonds recovered was less then US $30/ct., larger stones were of poorer quality than smaller stones.

Only 118 stones larger than 4 mm were recovered, in this bulk sample, indicating an abrupt discontinuity of large stones in the stone size frequency distribution, an atypical distribution pattern requiring an explanation, an observation confirmed by Howard G. Coopersmith in his report titled, "DO27 Project Results Re-visited", dated August 1998, to quote,

> "The parcel generally has a stone size distribution heavy on the small end. Although larger goods in the 2 to 10 carat range are present, more 2 to 5 carats should be present in 1,000 carats."

Howard G. Coopersmith is a graduate in geology (1975) from the Colorado State University, with postgraduate studies focusing on kimberlites, and a P. Geo., accredited in the State of Wyoming.

On a similar graph, the results from 23 diamond drill holes, more spatially representative of the pyroclastic facies, and as projected, diamond size versus frequency, the stone size is not

truncated abruptly, but such a graph suggests a more continuous decline in stone size versus frequency, see "winnowing" below for a possible explanation.

The grade of the pyroclastic facies, 3,578 tonnes were sampled, being less than 0.02% of the projected reserves, was 0.356 ct/tonne and of the diatreme facies, 1,430 tonnes were sampled, being less than 0.04% of the projected reserves, was 0.013 ct/tonne.

Since then, in 1999, an Infrared (IR) Spectroscopy study was undertaken by Dentonia of some of the diamonds from DO27 bulk sample. The purpose of this IR study was to identify nitrogen impurities in the diamond crystals ("finger printing") and to correlate such results with available results from diamond crystals from deposits in Siberia, the Archangels region, South Africa, Venezuela and Brazil, [This study was partially reproduced in the "The Canadian Mineralogist", Vol. 39, p.p.1733-1745 (2001)] and was conducted by Dr. Felix Kaminsky, P. Geo (B.C.) et al. and it shows similarities in the nitrogen impurity structures in the diamond crystal from the DO27 pipe to the diamond crystals from the Premier pipe, South Africa, and the Coromandel area of Brazil, both known for "good quality larger diamonds" (see website).

These similarities in nitrogen structure suggest similar "thermal historics" of these diamond crystals, if all other conditions were similar, the DO27 should contain good quality diamonds larger than the ones recovered in the 1994 bulk sample, perhaps "winnowing" took place, the separation of larger diamonds from smaller diamonds, during the emplacement, in this case of the DO27 pipe, a concept proposed by some researchers such as Professor Lorenz, V., guest lecturer at UBC a few years ago.

Dr. Felix Kaminsky is a graduate (1959), with a number of postgraduate degrees from various institutions in Moscow, in geology from the Moscow State University.

From the sketches reproduced on the website, it is apparent that 1994 bulk sample, although 5,000 tonnes, was not spatially representative and was confined and limited to less than 5% of the pipe area, to one level and primarily to one facies of the main pipe, "the black lithic olivine crystal tuff", at the edge of the DO27 pipe, and to one level of the diatreme facies, separated from the pyroclastic facies by a granitic raft or wall of approximately 45 meter width.

To reconcile the apparent discrepancy between the micro diamond (diamond drill holes) and the bulk sample results, see website under "To Re-examine the DO27" and subheadings, "Contour Lines etc." and "Drill and Bulk Sample Location etc.", it is suggested that more representative samples are required and a large diameter reverse circulation drill program to extract samples from the center, or near the center, of the pipe, where the 1993 diamond drill hole DO27-7 indicated a projected micro diamond grade of 3.67 ct/tonne, appears to be appropriate to obtain a better idea of the diamond distribution by size, value, and grade within the DO27 pipe.

This press release and the website contain forward-looking statements that involve risks and uncertainties and different conclusions may be drawn as future results become available.

**DENTONIA RESOURCES LTD.**

*"Adolf A. Petancic"*
Adolf A. Petancic, President